Exhibit 99.1

May 9, 2008

Dear Shareholder:

        You are cordially invited to attend the Special Meeting of Shareholders of Scopus Video Networks Ltd. (“we,” the “Company” or “Scopus”) to be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Monday, June 16, 2008, at 4:00 p.m., local time, and thereafter as it may be adjourned from time to time (the “Meeting”).

        The Meeting is of particular importance. As you may know, on April 18, 2008, Optibase Ltd. (“Optibase”), a 37% shareholder of the Company, demanded that we convene, within 21 days, a shareholder meeting to (1) approve a resolution that will declassify our Board of Directors and (2) elect a slate of directors proposed by Optibase, such that, following adoption of these resolutions, our Board of Directors will be comprised by a majority of Optibase’s nominees. This demand came shortly after the negotiations between Scopus and Optibase regarding a possible business combination were suspended. See under “Important Background” below.

        Your Board is willing to recognize the views of some investors, including Optibase for that matter, who believe that a classified board structure may reduce the accountability of directors to shareholders because the directors on such a board do not face an annual election. However, in light of the recent negotiations between the parties, your Board is concerned by the timing of Optibase’s proposals and their motives.

        In light of the foregoing, your Board proposes an alternative resolution (Proposal #1 on your proxy card), whereby the Board will be declassified, but such declassification will become effective as of the next annual meeting of shareholders, which is scheduled to take place by January 2009 at the latest. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including, if desirable, resuming negotiations of an arms-length transaction with Optibase. The Board therefore recommends a vote “FOR” Proposal #1.

        Your Board’s unanimous view is that our proposal (Proposal #1), better serves the interests of all of our shareholders. Optibase’s proposals (Proposals #2 and #3) are adequately addressed by Proposal #1 and are likely to interfere with the ability of your Board to consider strategic alternatives, including to negotiate an arms-length transaction with Optibase. The Board therefore recommends a vote “AGAINST” Proposals #2 and #3.

Important Background

        Commencing September 2007, we and Optibase held preliminary discussions regarding a possible negotiated business transaction. During such discussions, we explored a few alternatives, including a full merger of Scopus and Optibase. Beginning January 2008, we engaged in preliminary negotiations with Optibase regarding a possible acquisition by Scopus of Optibase’s operations through an asset purchase transaction.

        During February and March 2008, these negotiations evolved and led to an extensive due diligence and the exchange of draft transaction documents, whereby we were considering to acquire Optibase’s operations in consideration for ordinary shares of Scopus. The proposed transaction entailed, among others, a termination of the current classified structure of the Board and appointment of representatives of Optibase to our Board. However, in early April 2008, the negotiations strained, when, in our view, Optibase was attempting to renegotiate some of the key terms of the transaction, primarily the proposed consideration. We thereafter made a good faith attempt to propose a viable solution, which was communicated to Optibase on April 14, 2008. Optibase responded by sending us its proposed shareholder resolutions on Friday, April 18th, effectively “suspending” (using Optibase’s own words) the negotiations.

        During the discussions and negotiations with Optibase, your Board held numerous meetings to carefully evaluate the transaction and ensure that the interests of all shareholders are protected. While we believe that a fair transaction with Optibase could be achieved, Optibase has chosen to use its position as a principal shareholder of the Company to attempt to replace your Board. This, in our mind, will allow Optibase to impose a transaction which, in your Board’s view, would have provided disproportionate benefits to Optibase to the detriment of our other shareholders. In other words, we believe that Optibase’s interest is not aligned with those of our other shareholders.

        For additional information, you are encouraged to read the description under the section entitled “Introduction – Important Background” in the Proxy Statement.

Our Proposal (Proposal #1 in the Proxy Card)

        As described above, your Board is concerned by the timing of Optibase’s proposals and their motives. To that end, your Board proposes to adopt a proposal to declassify the Board, but only effective as of the next annual meeting of shareholders. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including resuming negotiations of an arms-length transaction with Optibase. The Board therefore recommends a vote “FOR” Proposal #1.

Optibase Proposals (Proposals #2 and #3 in the Proxy Card)

        In its letter of April 18, 2008, Optibase proposed to (1) amend our Articles of Association in a manner that will essentially repeal the current classified structure of our Board and (2) subject to approval of the foregoing resolution, elect Shlomo (Tom) Wyler, Alex Hilman, Yaron Simler, Orit Leitman and Tali Yaron-Eldar to our Board.

        In such letter, Optibase states that it believes “that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors. We believe that Scopus’ financial performance is linked to its corporate governance policies and procedures, and the level of management accountability they impose.”

        With the assistance of its independent legal advisors, your Board has given Optibase’s proposals and arguments significant consideration. While we believe these are all fair, yet routine, arguments (that we believe are adequately addressed by our Proposal #1), we cannot help but wonder on the timing of such proposals and their motives in light of the recent developments described above.

        While Optibase states that our financial performance is linked to our corporate governance policies and procedures, it does not attempt to share with you (or us for that matter) its insight of how it intends to improve financial performance or enhance shareholder value. Actually, we believe we had a positive start to 2008, as demonstrated by our operating results for the first quarter in 2008, including reaching a first quarter record of $16.4 million in revenues and continued improvement in other business fundamentals.

        As far as we know, proposals to declassify the board and/or present a proponent’s nominees, tend to come with some proposed agenda or suggestions in this respect. All that we could find in this respect (in the Schedule 13D that Optibase filed with the SEC on April 18th), is that Optibase “reserves the right to continue discussions with the Issuer’s board of directors, management and/or representatives with respect to a possible negotiated business transaction.” If this is indeed the “plan,” we defer to you, our shareholders, to determine what type of Board is more well-equipped to continue such discussions.

        Moreover, if Optibase desires to allow all shareholders to register their views on the identity of the directors serving on the Board on an annual basis, it should have allowed all shareholders ample time to suggest their own candidates to the Board. By suggesting its own slate of directors at the same meeting designed to restructure the manner in which directors have been elected since we first went public in 2005, Optibase, in our view, hinders the ability of other shareholders to exercise their rights to share in the election process and, consequently, undermines the legitimacy of Optibase’s own arguments.

        Retaining the classified board structure for a limited time, as proposed by us in Proposal #1, would protect the Boards’ independence and improve the Board’s ability to consider strategic alternatives and allow the Board an opportunity to achieve a result which maximizes shareholder value. The Board therefore recommends a vote “AGAINST” Proposals #2 and #3.

How to Vote

        We encourage you to read carefully the proxy statement, which discusses in detail the various matters to be voted upon at the Special Meeting. Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than 48 hours before the Meeting. No postage will be required if mailed in the United States.

        As evident by our own Proposal #1, this is not a fight for keeping the classified board structure. It is a contest for allowing us to execute our strategic business plan and provide the Board an opportunity to achieve a result which maximizes shareholder value. The Board urges you to send Optibase a message by voting for Proposal #1 (and against Proposals #2 and #3).

        We appreciate your continuing interest in Scopus Video Networks Ltd.

Very truly yours, David Mahlab Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 16, 2008

        This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”), of Scopus Video Networks Ltd. (the “Company”) in connection with a Special Meeting of Shareholders of the Company to be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Monday, June 16, 2008, at 4:00 p.m., local time, and thereafter as it may be adjourned from time to time (the “Special Meeting” or the “Meeting”).

        At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

    1.        To consider and act on the Board’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors, effective as of the next annual meeting (“Proposal 1”);

    2.        To consider and act on Optibase’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors (“Proposal 2”); and

    3.        Subject to approval of Proposal 2, to consider and act on Optibase’s proposal to elect five nominees proposed by Optibase to the Company’s Board of Directors (“Proposal 3”).

        The affirmative vote of at least seventy five percent (75%) of the votes of shareholders present and voting at the Meeting in person or by proxy, excluding abstentions, is required to constitute approval of Proposals 1 and 2. The affirmative vote of at least a majority of the votes of the shareholders present and voting at the Meting in person or by proxy, excluding abstentions, is required to constitute approval of Proposal 3. However, if Proposal 2 is not approved by the requisite vote, Proposal 3 will become invalid.

The Board of Directors unanimously recommends that you vote:

—	“FOR”Proposal 1

—	“AGAINST”Proposal 2

—	“AGAINST” Proposal 3

        Shareholders of record at the close of business on May 9, 2008 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope. Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company no later than 48 hours prior to the time of the Special Meeting.

By Order of the Board of Directors,

David Mahlab Chairman of the Board of Directors	Yaron Simler Chief Executive Officer

May 9, 2008

SCOPUS VIDEO NETWORKS LTD.

10 Ha’amal Street, Park-Afek,
Rosh-Ha’ayin 48092, Israel.

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2008

        This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Scopus Video Networks Ltd. (“we,” the “Company” or “Scopus”) of proxies to be voted at the Special General Meeting (the “Special Meeting” or the “Meeting”) of the shareholders of the Company to be held on Monday, June 16, 2008 at 4:00 p.m., local time, at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel and at any adjournments or postponements thereof. A copy of the Notice of Special General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about May 15, 2008.

Shareholders Entitled to Vote

        Only shareholders of record of Ordinary Shares at the close of business on May 9, 2008 (the “Record Date”) are entitled to notice of and to vote at the Meeting. On May 1, 2008 the Company had 13,950,536 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies; Counting of Votes

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least forty eight (48) hours prior to the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company (“Ordinary Shares”) covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the NASDAQ, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in accordance with the recommendation of the Board of Directors on each proposal.

        Shareholders may vote their shares at the Meeting, whether or not they attend, by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering an appointment of a proxy to the Company at least forty eight (48) hours prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        The Company will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We also reserve our right to engage a proxy solicitor in connection with this solicitation. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum and Voting Requirements

        The affirmative vote of at least seventy five percent of the votes of shareholders present and voting at the Meeting, in person or by proxy, excluding abstentions, is required to constitute approval of Proposals 1 and 2. The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, excluding abstentions, is required to constitute approval of Proposal 3. However, if Proposal 2 is not approved by the requisite vote, Proposal 3 will become invalid.

        KINDLY NOTE THAT IF YOU VOTE “FOR” PROPOSAL 1, YOU MAY NOT ALSO VOTE “FOR” PROPOSAL 2 OR PROPOSAL 3. IF YOU DO – WE WILL CONSIDER YOUR VOTE AS A VOTE “FOR” PROPOSAL 1 AND “AGAINST” PROPOSALS 2 AND/OR 3.

        At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum, at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two shareholders holding at least 10% of the issued and outstanding share capital of the Company.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

        The following table sets forth certain information as of May 1, 2008 concerning the persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares. The information presented in this table is based on 13,950,536 Ordinary Shares outstanding as of May 1, 2008. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Shares Beneficially Owned	Percentage Ownership

Optibase Ltd.	5,105,223	5,105,223	36.6%
AWM Investment Company Inc.	2,841,167	2,841,167	20.4%
S Squared Technology	901,000	901,000	6.5%
Pitango Venture Capital Fund III	844,336	844,336	6.1%
Polar Securities Inc.	827,774	827,774	5.9%

Directors and Senior Managers

        The following table sets forth, as of March 31, 2008, the number of ordinary shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 13,950,536 ordinary shares outstanding as of May 1, 2008. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 31, 2008. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	593,779	4.1%
Yaron Simler, CEO and Director	-	262,042	2.5%
Eitan Koter, VP, President	*
Moshe Eisenberg, Chief Financial Officer	*
Ovadia Cohen, VP, Marketing	*
Shimon Shneor, VP Sales	*
Gadi Canfi, VP Professional services	*
Shlomo Arbiv, VP, Finance	*
Moshe Rousso, VP, Research and Development	*
Ronit Kalujny, VP, Operations	*
Sharon Witzrabin, VP, Human Resources	*
Jackie Goren (Rozenblum), Director	*
Michael Anghel, Director	*
Louis Silver, Director	*
Orit Leitman, Director	*
Total for the group	66,808	1,357,537	8.9%

* Less than 1% of the outstanding ordinary shares.

FORWARD-LOOKING STATEMENTS

        This Proxy Statement and other related documents delivered to you may include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions may be identified by the use of forward-looking terminology, such as “may,” “expects,” “intends,” “believes,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including those set forth in our annual report on Form 20-F. Except as required by law, Scopus does not undertake any obligation to update forward-looking statements made herein.

INTRODUCION

Overview

        The Meeting is of particular importance. As you may know, on April 18, 2008, Optibase Ltd. (“Optibase”), a 37% shareholder of the Company, demanded that we convene, within 21 days, a shareholder meeting to (1) approve a resolution that will declassify our Board of Directors and (2) elect a slate of directors proposed by Optibase, such that, following adoption of these resolutions, our Board of Directors will be comprised by a majority of Optibase’s nominees. This demand came shortly after the negotiations between Scopus and Optibase regarding a possible business combination were suspended. See under “Important Background” below.

        Your Board is willing to recognize the views of some investors, including Optibase for that matter, who believe that a classified board structure may reduce the accountability of directors to shareholders because the directors on such a board do not face an annual election. However, in light of the recent negotiations between the parties, your Board is concerned by the timing of Optibase’s proposals and their motives.

        In light of the foregoing, your Board proposes an alternative resolution (Proposal 1 on your proxy card), whereby the Board will be declassified, but such declassification will become effective as of the next annual meeting of shareholders, which is scheduled to take place by January 2009 at the latest. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including, if desirable, resuming negotiations of an arms-length transaction with Optibase.

        In considering how to vote on these proposals, we recommend that you read this Proxy Statement, including the information under “Important Background” below, because we believe it contains important information you should consider.

Important Background

        From June 2006 through October 2006, we and Optibase (Nasdaq: OBAS) held discussions regarding a possible negotiated business transaction, which did not materialize.

        In January 2007, Optibase acquired 3,035,223 Ordinary Shares from Koor Industries Ltd. (and its affiliates), our then largest shareholder (of approximately 22.5%), for approximately $15.9 million (reflecting a purchase price of $5.25 per share).

        In May 2007, Optibase requested that Mr. Alex Hilman, a member of the board of directors of Optibase, appear as a director nominee in our next annual general meeting. Additionally, Optibase requested that we provide certain financial information required by Optibase in order to comply with its disclosure obligations under applicable laws. We have determined not to provide such financial information to Optibase for various reasons. Our representatives also expressed a concern regarding the appointment of Optibase’s proposed nominee. Following further discussions, Optibase proposed that we appoint Ms. Orit Leitman to the Board.

        In July 2007, Optibase commenced an unsolicited tender offer to acquire 678,000 Ordinary Shares (thereafter increased to 690,000 Ordinary Shares), representing approximately 5.0% of our outstanding shares, for $5.25 per share. In response, we announced that your Board has unanimously determined that the Optibase offer is inadequate and not in the best interests of the shareholders. In August 2007, Optibase increased the offer price per share from $5.25 to $5.75. While we announced that your Board has determined to adhere to its previous recommendation to the shareholders to reject the offer, Optibase completed the offer and acquired 690,000 Ordinary Shares, following which it held 3,725,223 Ordinary Shares, representing approximately 27.3% of our outstanding shares.

        In September 2007, Optibase issued a letter to us, demanding that we include in our next annual general meeting a resolution that will declassify our Board of Directors. Since, among others, we were in the midst of convening the annual meeting, we declined such demand and called the annual meeting, which approved, among others, the election of Ms. Leitman to our Board, as a Class I director.

        Between September and November 2007, representatives of Scopus and Optibase held preliminary discussions regarding a possible negotiated business transaction. During such discussions, we explored a few alternatives, including a full merger of Scopus and Optibase. Beginning January 2008, we engaged in preliminary negotiations with Optibase regarding a possible acquisition by Scopus of Optibase’s operations through an asset purchase transaction.

        In January 2008, Optibase acquired an aggregate of 1,380,000 Ordinary Shares from certain venture capital funds for approximately $8.6 million (reflecting a purchase price of $6.20 per share), following which it held 5,105,223 Ordinary Shares, representing approximately 37.3% of our then outstanding shares.

        During February and March 2008, the negotiations evolved and led to an extensive due diligence and the exchange of draft transaction documents, whereby we were considering to acquire Optibase’s operations in consideration for ordinary shares of Scopus. The proposed transaction entailed, among others, a termination of the current classified structure of the Board and appointment of representatives of Optibase to our Board. However, in early April 2008, the negotiations strained, when, in our view, Optibase was attempting to renegotiate some of the key terms of the transaction, primarily the proposed consideration. We thereafter made a good faith attempt to propose a viable solution, which was communicated to Optibase on April 14, 2008. Optibase responded by sending us its proposed shareholder resolutions on Friday, April 18th, effectively “suspending” (using Optibase’s own words) the negotiations. A copy of Optibase’s letter of April 18th is enclosed as Annex A hereto.

        During the discussions and negotiations with Optibase, your Board held numerous meetings to carefully evaluate the transaction and ensure that the interests of all shareholders are protected. While we believe that a fair transaction with Optibase could be achieved, Optibase has chosen to use its position as a principal shareholder of the Company to attempt to replace your Board. This, in our mind, will allow Optibase to impose a transaction which, in your Board’s view, would have provided disproportionate benefits to Optibase to the detriment of our other shareholders. In other words, we believe that Optibase’s interest is not aligned with those of our other shareholders.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” PROPOSAL 1 AND “AGAINST” PROPOSALS 2 AND 3 DESCRIBED IN THIS PROXY STATEMENT.

*PROPOSALS FOR THE SPECIAL MEETING*

ITEM  1 – BOARD PROPOSAL TO AMEND THE ARTICLES OF ASSOCIAITION
TO ALLOW ANNUAL ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

        Our Articles of Association currently provide that, other than the external directors, who are subject to special election requirements under Israeli Companies Law, 5759-1999 (the “Companies Law”), our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. In addition, any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he or she was elected. A general meeting may remove a director, during the term only by a supermajority vote of seventy five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions (except for external directors, who may be removed pursuant to the Companies Law).

        At the meeting, shareholders will be asked to approve an amendment to our Articles of Association to eliminate the present three-year staggered terms of our directors and to provide instead for the annual election of all directors, other than the external directors, effective as of the next annual meeting of shareholders (the “Amendment”). In this respect, we note that, in accordance with the Companies Law and our Articles of Association, the next annual meeting is scheduled to take place by January 2009 at the latest and that the term of our external directors expires in December 2008.

        In addition, the Amendment provides that directors elected for one-year terms may be removed by the shareholders with or without cause, amending the provision of the existing Articles of Association that permits removal only by a supermajority vote of the shareholders. If the Amendment is approved, directors will be elected to one-year terms of office beginning at the next annual meeting, and the directors so elected will be removable by the shareholders without the need for a supermajority vote.

Reasons for the Amendment

        In determining whether the Amendment is in the best interests of the Company’s shareholders, your Board considered arguments for and against the classified board structure, which was adopted by the shareholders prior to our initial public offering in 2005.

        The Board considered that overlapping three-year terms of directors promote continuity and stability in governance, that experienced directors may have a longer-term perspective, that three-year director terms can strengthen director independence and facilitate retention of qualified directors. Your Board specifically noted that the classified board structure can also increase the Board’s negotiating leverage with respect to unsolicited takeover proposals and affiliate transactions with principal shareholders.

        The Board also considered the views of some investors, including Optibase for that matter, who believe that a classified board structure may reduce the accountability of directors to shareholders because the directors on such a board do not face an annual election. Since director elections are the primary means by which the shareholders can affect corporate management, the classified board structure may diminish shareholder influence over our corporate policy.

        Furthermore, some believe the classified board structure may negatively affect shareholder value by discouraging takeover proposals or proxy contests in which shareholders have an opportunity to vote for an entire slate of competing nominees.

        Your Board is willing to recognize that a declassification of the Board would give shareholders an opportunity to register their views on the performance of the Board collectively, and each director individually. However, as described above, your Board was, and still is, concerned by the timing of Optibase’s proposals and their motives.

        After weighing all of these considerations and other factors, the Board determined to recommend to eliminate the classified board, and determined that the Amendment is advisable and in the best interests of the Company and its shareholders. However, in order to address its concerns regarding Optibase’s motives, your Board proposes that the Amendment will become effective as of the next annual meeting. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including resuming negotiations of an arms-length transaction with Optibase.

Proposal

        To amend the Articles of Association of the Company to eliminate the classified board structure, effective as of the next annual meeting.

Resolution

        At the Meeting, it is proposed that the following resolutions be adopted:

        “RESOLVED, to amend Article 1 of the Articles of Association of the Company to delete the definition “Supermajority Vote”; further

        RESOLVED, to amend Articles 46 to 52 of the Articles of Association of the Company to read as follows:

        46. The number of directors in the Company shall be not less than three (3) nor more than seven (7) including the External Directors, unless the general meeting otherwise resolves.

        47. The directors shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

        48. Should a director cease serving (the “Retiring Director”), the remaining directors may continue to act, provided that their number shall be not less than the minimal number mentioned under Article 46 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors in place of the Retiring Director(s) so the number of directors in office shall be equal to the minimal number mentioned under Article 46 above or alternatively can act to call a Special Meeting to elect directors. The appointment of a director by the Board shall be in effect until the Next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles. The Board may not fill a vacancy created by the failure of a general meeting to elect the number of new directors that were scheduled to be elected at such meeting.

        49. The term of office of a director shall commence on the date of such director’s appointment by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the board.

        50-52. Reserved.

        RESOLVED, that the foregoing resolutions shall become effective as of immediately prior to the next annual meeting of shareholders convened by the Board of Directors; and that, for the avoidance of doubt, Proposals 2 and 3 in the Notice and Proxy Statement, dated May 9, 2008, if approved by the requisite vote, are hereby superseded and declared void, ab initio.”

Vote Required

        The affirmative vote of at least seventy five percent of the votes of shareholders present and voting at the Meeting, in person or by proxy, excluding abstentions, is required for the approval of the aforesaid resolution.

Board Recommendation

        THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

* SHAREHOLDER PROPOSALS FOR THE SPECIAL MEETING *

ITEM  2 – OPTIBASE’S PROPOSAL TO DECLASSIFY THE BOARD
(Item 2 on the Proxy Card)

Background

        As more fully described under “Introduction” above, we received a request from Optibase Ltd. to amend the Articles of Association of the Company to eliminate the classified board structure. Our Board of Directors’ statement in opposition to this proposal is on the next page. Neither we, nor our Board of Directors is assuming any responsibility for the proposed resolution or the supporting statement.

        FOR THE REASONS STATED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” SUCH PROPOSAL.

Proposed Resolution

        “RESOLVED, to amend Article 1 of the Articles of Association of the Company to delete the definition “Supermajority Vote”; further

        RESOLVED, to amend Articles 46 to 52 of the Articles of Association of the Company to read as follows:

        46. The number of directors in the Company shall be not less than three (3) nor more than seven (7) including the External Directors, unless the general meeting otherwise resolves.

        47. The directors shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

        48. Should a director cease serving (the “Retiring Director”), the remaining directors may continue to act, provided that their number shall be not less than the minimal number mentioned under Article 46 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors in place of the Retiring Director(s) so the number of directors in office shall be equal to the minimal number mentioned under Article 46 above or alternatively can act to call a Special Meeting to elect directors. The appointment of a director by the Board shall be in effect until the Next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles. The Board may not fill a vacancy created by the failure of a general meeting to elect the number of new directors that were scheduled to be elected at such meeting.

        49. The term of office of a director shall commence on the date of such director’s appointment by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the board.

        50-52. Reserved.”

Optibase’s Supporting Statement

        In its letter, Optibase states “[w]e believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors. We believe that Scopus’ financial performance is linked to its corporate governance policies and procedures, and the level of management accountability they impose.” See a copy of Optibase’s letter of April 18th, enclosed as Annex A hereto.

Board’s Statement Opposing Optibase Proposal

        With the assistance of its independent legal advisors, the Board of Directors has given this proposal significant consideration. The Board believes that it is important that this proposal not be implemented, and therefore recommends a vote “AGAINST” this proposal for the following reasons:

—	Proposal 1, which is recommended and supported by your Board, proposes to declassify the Board effective as of the next annual meeting. Optibase’s arguments are fully addressed and its proposal is therefore irrelevant in its pertinent part. The only real difference is the timing for implementing the proposed resolution;

—	Your Board is concerned by the timing of Optibase’s proposals and their motives in light of the recent developments. Until recently, Optibase and the Company were conducting negotiations to consummate a possible transaction. In the opinion of the Board, the terms proposed by Optibase for such a transaction were not in the best interests of all of the Company’s shareholders. Adopting Optibase’s proposal at this time would diminish the Board’s opportunity to achieve a result which maximizes shareholder value and is likely to hinder the ability of your Board to consider strategic alternatives; and

—	While Optibase states that the Company’s financial performance is linked to our corporate governance policies and procedures, it has not proposed any plans to improve financial performance or enhance shareholder value. Moreover, the Company believes it had a positive start to 2008, as demonstrated by its operating results for the first quarter in 2008 and continued improvement in other business fundamentals.

        Your Board is committed to maximizing shareholder value for all of the Company’s shareholders. Retaining the classified board structure for a limited time, as proposed by us in Proposal 1, would protect the Boards’ independence and allow the Board an opportunity to achieve a result which maximizes shareholder value.

Vote Required

        The affirmative vote of at least seventy five percent of the votes of shareholders present and voting at the Meeting, in person or by proxy, excluding abstentions, is required for the approval of the aforesaid resolution.

Board Recommendation

        The Board of Directors unanimously recommends a vote AGAINST Proposal #2, and proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

        KINDLY NOTE THAT IF YOU VOTE “FOR” PROPOSAL 1, YOU MAY NOT ALSO VOTE “FOR” PROPOSAL 2 OR PROPOSAL 3. IF YOU DO – WE WILL CONSIDER YOUR VOTE AS A VOTE “FOR” PROPOSAL 1 AND “AGAINST” PROPOSALS 2 AND/OR 3.

ITEM  3 – OPTIBASE’S PROPOSAL TO APPOINT DIRECTORS
(Item 3 on the Proxy Card)

Background

        As more fully described under “Introduction” above, we received a request from Optibase Ltd. to (1) approve a resolution that will declassify our Board of Directors (as described in Proposal 2 above) and (2) elect a slate of directors proposed by Optibase. Our Board of Directors’ statement in opposition to this proposal is on the next page. Neither we, nor our Board of Directors is assuming any responsibility for the proposed resolution or the supporting statement.

        FOR THE REASONS STATED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” SUCH PROPOSAL.

Proposed Resolution

        “RESOLVED, subject to the approval of Proposal 2 above, to appoint the following nominees to serve as directors of Scopus: Shlomo (Tom) Wyler, Alex Hilman, Yaron Simler, Orit Leitman and Tali Yaron-Eldar. Following the election of the proposed nominations, the board of directors of Scopus shall be comprised of 7 members, to include the existing external directors who shall continue their service pursuant to their term and the 5 nominees named herein.”

Optibase’s Supporting Statement

        Optibase has not provided a specific supporting statement for this resolution nor a background of its nominees. See a copy of Optibase’s letter of April 18th, enclosed as Annex A hereto.

Board’s Statement Opposing Optibase Proposal

        With the assistance of its independent legal advisors, the Board of Directors has given this proposal significant consideration. The Board believes that it is important that this proposal not be implemented, and therefore recommends a vote “AGAINST” this proposal for the following reasons:

—	Proposal 1, which is recommended and supported by your Board, proposes to declassify the Board effective as of the next annual meeting. Optibase’s proposal (Proposal 3) is therefore irrelevant and untimely;

—	While Optibase’s proposed nominees are, to our knowledge, all esteemed individuals and professionals, two of whom already serve on the Board. Optibase has not provided any explanations to its proposal to appoint the other three directors;

—	Until recently, Optibase and the Company were conducting negotiations to consummate a transaction. In the opinion of the Board, the terms proposed by Optibase for such a transaction were not in the best interests of all of the Company’s shareholders. In addition, these negotiations were led on behalf of Optibase by, among others, Messrs. Shlomo (Tom) Wyler and Alex Hilman;

—	By suggesting its own slate of directors at the Meeting rather than in the next annual meeting, Optibase, in our view, hinders the ability of other shareholders to exercise their rights to share in the election process and propose their own nominees;

—	We do not believe that the proposed nominees would achieve a well-balanced and homogeneous Board. The Board evaluated the current members of the Board for, among other factors, the extent to which the interplay of the candidate’s skills, knowledge, expertise and background with that of other Board members will help build a Board that is effective in collectively meeting the Company’s strategic needs and serving the long-term interests of the shareholders as a whole, and the capacity and desire to represent the interests of the shareholders as a whole. The Board of Directors does not believe that the election of all of Optibase nominees meets with this criteria;

—	We believe that the current directors, together with our continuing external directors, provide the Company with the requisite corporate, financial and industry experience. From a corporate governance perspective, all of the current directors, other than Messrs. Mahlab and Simler, are “independent directors” within the meaning of the Nasdaq Marketplace Rules. In addition, all of the current directors have the knowledge and familiarity with the Company. Optibase is not contesting the foregoing and has not demonstrated why the proposed drastic changes in the composition of the Board would improve the financial results of the Company, improve the function of the Board or otherwise enhance shareholder value; and

—	We believe that diversity is a critical attribute to a well-functioning board and an essential measure of good governance and that, in an increasingly complex global market place, the ability to draw on a wide range of viewpoints, backgrounds, skills, experience and expertise internally increases the likelihood of making the right decisions. We believe that the current directors, together with our continuing external directors, reflect such objectives.

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, excluding abstentions, is required for the approval of the aforesaid resolution. However, if Proposal 2 is not approved by the requisite vote, Proposal 3 will become invalid.

Board Recommendation

        The Board of Directors unanimously recommends a vote AGAINST Proposal #3, and proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

        KINDLY NOTE THAT IF YOU VOTE “FOR” PROPOSAL 1, YOU MAY NOT ALSO VOTE “FOR” PROPOSAL 2 OR PROPOSAL 3. IF YOU DO – WE WILL CONSIDER YOUR VOTE AS A VOTE “FOR” PROPOSAL 1 AND “AGAINST” PROPOSALS 2 AND/OR 3.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation.

By Order of the Board of Directors,

David Mahlab Chairman of the Board of Directors	Yaron Simler Chief Executive Officer

May 9, 2008

ANNEX A – OPTIBASE LETTER

Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel

April 18, 2008

BY EMAIL, FACSIMILE (03-9007888) AND REGISTERED MAIL

Mr. David Mahlab, Chairman of the Board
Scopus Video Networks Ltd.
10 Ha’amal St., Park Afek
Rosh Ha’ayin 48092, Israel

Dear Mr. Mahlab:

We hereby request, pursuant to Section 63(b)(2) of the Companies Law 1999 (the “Law”), that Scopus Video Networks Ltd. (“Scopus”) shall assemble a General Meeting of its shareholders at which shareholders will be requested to vote on the following proposals:

1.	Amendments to Scopus’ articles of association in accordance with the proposal attached hereto as Appendix A.

2.	Subject to the approval of resolution 1 above, to appoint the following nominees to serve as directors of Scopus: Shlomo (Tom) Wyler, Alex Hilman, Yaron Simler, Orit Leitman and Tali Yaron-Eldar. Following the election of the proposed nominations, the board of directors of Scopus shall be comprised of 7 members, to include the existing external directors who shall continue their service pursuant to their term and the 5 nominees named herein.

As of the date of this letter, Optibase is a holder of record of ordinary shares of Scopus entitled to vote at the General Meeting and intends to appear in person or by proxy at such meeting. There are no arrangements or understandings between Optibase and any other person in connection with the above proposals. All information required under the Law to be provided is so provided herein. Please be advised that pursuant to Section 63(c) of the Law, the board of directors is required to call the meeting within 21 days of the date hereof.

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors. We believe that Scopus’ financial performance is linked to its corporate governance policies and procedures, and the level of management accountability they impose.

Sincerely, OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Appendix A

“RESOLVED, to amend Article 1 of the Articles of Association of Scopus to delete the definition “Supermajority Vote”; further

RESOLVED, to amend Articles 46 to 52 of the Articles of Association of Scopus to read as follows:

46. The number of directors in the Company shall be not less than three (3) nor more than seven (7) including the External Directors, unless the general meeting otherwise resolves.

47. The directors shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

48. Should a director cease serving (the “Retiring Director”), the remaining directors may continue to act, provided that their number shall be not less than the minimal number mentioned under Article 46 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors in place of the Retiring Director(s) so the number of directors in office shall be equal to the minimal number mentioned under Article 46 above or alternatively can act to call a Special Meeting to elect directors. The appointment of a director by the Board shall be in effect until the Next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles. The Board may not fill a vacancy created by the failure of a general meeting to elect the number of new directors that were scheduled to be elected at such meeting.

49. The term of office of a director shall commence on the date of such director’s appointment by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the board.

50-52. Reserved.”

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